THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICIT[illegible] SECURITIES. THIS PRESS RELEASE MAY NOT BE RELEASED, DISTRIBUTED [illegible] INTO CANADA, AUSTRALIA OR JAPAN.


05007165

Notice to Oslo Børs


ORKLA

P. O. Box 423 Skøyen, N-0213 Oslo
Tel. +47 22 54 40 00
Fax: +47 22 54 44 90
www.orkla.no

Ref.:
Rune Helland, Vice President, Investor Relations, Tel: + 47 22 54 44 11
Ole Kristian Lunde, SVP Corporate Communications, Tel: + 47 22 54 44 31

Date: 1 April 2005

ORK– Final results of mandatory offer

The acceptance period for Orkla ASA's ("Orkla") mandatory offer to acquire all shares in Elkem ASA ("Elkem") expired on 22 March 2005 at 16:00 hrs. Orkla received acceptances of the offer for 23,590,034 shares (preliminary result published 23 March 2005 was 23,323,785 shares). Following this Orkla has a total holding of 48,268,969 shares in Elkem, equalling approximately 97.95 % of the shares and votes in the company.

The acceptance period for Orkla's mandatory offer to acquire all shares in Elkem expired on 22 March 2005 at 16:00 hrs. Orkla received acceptances of the offer for 23,590,034 shares (preliminary results published on 23 March 2005 was 23,323,785 shares), equalling approximately 47.87 % of the shares and votes in Elkem. In addition to the cash consideration of NOK 235 per share, 23,176,333 of the shares were accepted with an additional consideration per share consisting of NOK 1 in cash, 188,812 shares were accepted with an additional consideration per share consisting of a conditional right to receive an additional consideration, and 224,889 shares were accepted with an additional consideration per share consisting of a combination of the preceding two alternatives in the ratio 30:70.

Including the received acceptances and shares purchased in the period after the expiration of the acceptance period in the mandatory offer Orkla has a total holding of 48,268,969 shares in Elkem, equalling approximately 97.95 % of the shares and votes in the company.